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July 27, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds - File Nos. 33-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on July 8, 2011 by Mr. Houghton R. Hallock of the Commission’s staff with respect to the Registrant’s Post-Effective Amendment No. 35 filed on May 23, 2011. Changes to the Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 37 filed on or about July 27, 2011.

Those comments are repeated below and organized in the same fashion as presented by Mr. Hallock.

1.	Comment: Please delete the line “Fee Waiver and/or Expense Reimbursement” under the Fees and Expenses of the Fund table in the Fund Summary if there has been no waiver of fees.

Response: Comment accepted and applied to all Fund Summaries as applicable.

2.	Comment: Please revise and clarify the discussion of the advisory fees and waivers in the section of the statutory prospectus following the Fund Summary.

Response: Comment accepted and applied to all Funds. The discussion of advisory fees and fee waivers has been separated and revised for clarity.

3.	Comment: Please confirm that financial information for Class I shares will be used in the Plan Class prospectus, as the Plan Class shares do not yet have any financial history of their own.

Response: Confirmed.

Securities and Exchange Commission

July 27, 2011

4.	Comment: Please clarify Footnote 3 to the Fees and Expenses of the Fund table, which appears to imply that the Board of Trustees intends to terminate the fee waiver agreement.

Response: Comment accepted and applied to all Funds. The disclosure has been revised to indicate that the Board reserves the right to terminate the agreement before its expiration.

5.	Comment: Please revise the Fund’s investment strategy to comply with Rule 35d-1 under the Investment Company Act by addressing borrowing for investment purposes when applying the 80% test.

Response: Comment accepted and applied to all Funds as applicable. The investment strategy has been revised accordingly.

6.	Comment: For a Fund using the term “Bond” in its name, it is insufficient for purposes of complying with Rule 35d-1 to state that it invests in “fixed income instruments” and, for those Funds, Rule 35d-1 requires use of the term “bond” in the principal investment strategy.

Response: Comment accepted and applied to all Funds as applicable. That investment strategy has been revised accordingly.

7.	Comment: Please more specifically explain the extent and purpose of use of derivatives by the Fund as requested in the letter from the Commission’s staff to the Investment Company Institute dated July 30, 2010.

Response: Comment accepted and applied to all Funds as applicable. The disclosure has been clarified regarding the use of derivatives.

8.	Comment: Please clarify which listed derivatives constitute a Principal Investment Strategy of the Fund.

Response: Comment accepted and applied to all Funds as applicable. The disclosure has been revised to refer to only those derivatives that constitute part of the Fund’s principal investment strategy.

9.	Comment: Please replace “concentrate” under the investment strategy of the Fund with a synonym so as not to cause confusion that the Fund concentrates in an industry or is otherwise concentrating in a manner subject to Sections 8 or 13 of the Investment Company Act of 1940, as amended.

Response: Comment accepted and applied to all Funds as applicable. The disclosure has been revised accordingly.

Securities and Exchange Commission

July 27, 2011

10.	Comment: Please clarify whether the titles of the portfolio managers of the Fund refer to their positions with the Registrant or the Adviser.

Response: Comment accepted and applied to all Funds. The disclosure has been clarified to indicate that titles refer to positions with the Adviser.

11.	Comment: Please clarify that the column entitled “Other Directorships Held by Trustee” under the Management: Trustees and Officers section of the Statement of Additional Information covers the last five years.

Response: Comment accepted. The disclosure has been clarified.

12.	Comment: Please indicate the Fund’s policy with respect to purchasing or selling real estate as required by Item 16(c)(1)(v) of Form N-1A.

Response: Comment accepted. The disclosure has been revised accordingly by including a restriction in this regard.

13.	Comment: Please clarify under the Investment Restrictions section of the Statement of Additional Information that restrictions with respect to senior securities are not measured solely at the time of investment.

Response: Comment accepted. The disclosure has been clarified.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

July 27, 2011

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Metropolitan West Asset Management, LLC